Exhibit 99.1

395 de Maisonneuve Blvd. West
Montreal QC H3A 1L6

www.domtar.com
Press Release
FOR IMMEDIATE RELEASE
DOMTAR ANNOUNCES 2005 THIRD QUARTER FINANCIAL RESULTS AND SUSPENDS COMMON SHARE DIVIDEND
Montreal, October 27, 2005 — Domtar Inc. announced today a net loss of $52 million ($0.23 per common share) in the third quarter of 2005 compared to net earnings of $29 million ($0.13 per common share) in the third quarter of 2004 and net earnings of $2 million ($0.01 per common share) in the second quarter of 2005.
SUMMARY OF RESULTS

	Q3 2005	Q3 2004	Q2 2005

(In millions of Canadian dollars, unless otherwise noted)
Sales	1,261	1,335	1,287
Operating profit (loss)[1]	(50)	66	31
Net earnings (loss)	(52)	29	2
Net earnings (loss) per common share (in dollars)	(0.23)	0.13	0.01

Excluding specified items[1]
Operating profit (loss)	(32)	65	33
Net earnings (loss)	(39)	23	3
Net earnings (loss) per common share (in dollars)	(0.17)	0.10	0.01

(1)	For a discussion on specified items and the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.
“The current business environment and changing markets pose unprecedented challenges for our industry. Pressure will remain high in all production cost areas, amplified by lower revenues caused by a strong Canadian dollar. We continue to be focused on cost reduction and, as it stands, the Company today has achieved 80% of its goal on delivering annualized targeted savings of $100 million by the end of 2005. However, these savings were more than offset by factors such as high costs, especially for purchased energy, fiber and chemicals as well as freight, and an overall soft market. The impact of these factors on our earnings is compounded by the strengthening of the Canadian dollar and we don’t expect a reversal of this situation in the short term.
     For these business reasons, and in order to ensure its long-term profitability and free cash flow availability, Domtar has decided to suspend its common share dividend. Also, the Company is further pursuing the review of all of its business segments and will announce additional targeted actions before year-end. Although it is premature to reach conclusions, we are considering a broad range of options including disposals, indefinite and/or permanent closures of facilities, as well as further cost reduction initiatives across the Company,” said Raymond Royer, Domtar’s President and Chief Executive Officer.

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OPERATIONAL REVIEW
THIRD QUARTER 2005
COMPARED TO SECOND QUARTER 2005

PAPERS	Q3 2005	Q2 2005	Variance

(In millions of Canadian dollars)
Operating profit (loss)	(36)	2	(38)
Operating profit (loss), excluding specified items	(33)	4	(37)

The $37 million decline in operating profit excluding specified items in the Papers segment was mainly attributable to lower paper and pulp average selling prices, the negative impact of a stronger Canadian dollar, as well as higher freight and purchased energy costs, partially offset by the realization of savings stemming from restructuring activities.

PAPER MERCHANTS	Q3 2005	Q2 2005	Variance

(In millions of Canadian dollars)
Operating profit	4	4	—

Operating profit in the Paper Merchants segment remained stable. Although shipments were up during the quarter, their benefits were offset by lower average paper selling prices.

WOOD	Q3 2005	Q2 2005	Variance

(In millions of Canadian dollars)
Operating profit (loss)	(12)	11	(23)

The $23 million decline in operating profit in the Wood segment was mainly attributable to lower average selling prices and shipments for lumber as well as the negative impact of a stronger Canadian dollar and higher freight costs. In addition, during the third quarter, several sawmills undertook the usual summer shutdown, also contributing to higher overall costs. These factors were partially offset by lower duties on softwood lumber exports due to a lower level of shipments being exported to the U.S., as well as the realization of savings stemming from restructuring activities. Since January 1, 2005, the countervailing and antidumping duties rate has decreased gradually from 27.22% to 20.15%. Since May 22, 2002, Domtar has made and expensed cash deposits of $188 million for export duties.

PACKAGING	Q3 2005	Q2 2005	Variance

(In millions of Canadian dollars)
Operating profit (loss)	(10)	11	(21)
Operating profit, excluding specified items	5	14	(9)

The $9 million decline in operating profit excluding specified items in the Packaging segment (our 50% share of Norampac Inc.) was mainly attributable to lower average selling prices, the negative impact of a stronger Canadian dollar, as well as higher energy and freight costs.

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LIQUIDITY AND CAPITAL
THIRD QUARTER 2005
COMPARED TO SECOND QUARTER 2005

FREE CASH FLOW (1)	Q3 2005	Q2 2005

(In millions of Canadian dollars)
Cash flows provided from operating activities before changes in working capital and other items	13	90
Changes in working capital and other items	(1)	(52)

Cash flows provided from operating activities	12	38
Net additions to property, plant and equipment	(34)	(38)

Free cash flow	(22)	—

Free cash flow declined by $22 million in the third quarter of 2005 compared to the second quarter of 2005. This deterioration mainly reflects a decline in profitability primarily attributable to lower overall average selling prices for all our major products, the negative impact of a stronger Canadian dollar and lower shipments for lumber and packaging, partially offset by reduced requirements for working capital.
     Domtar’s net debt-to-total capitalization ratio(1) as at September 30, 2005 stood at 51.4% compared to 49.5% as at December 31, 2004. Domtar’s total long-term debt increased by $37 million, largely due to additional net borrowings of $113 million, partially offset by the $76 million positive impact of a stronger Canadian dollar (based on month-end foreign exchange rates) on its US dollar denominated debt. During the third quarter, Domtar successfully completed its public offering in the U.S. of US$400 million 7.125% notes due in 2015 and used the gross proceeds from the sale to subsequently redeem its US$150 million 8.75% notes due in 2006 and to repay a substantial portion of its unsecured revolving credit facility.

(1)	For a discussion on the use of non-GAAP measures, see “Notes to the summary of results” in the appendix.

OUTLOOK

Domtar’s results were affected by lower average selling prices in all its segments in the third quarter of 2005 compared to the second quarter of the year, as well as higher overall costs and a stronger Canadian dollar. Domtar expects these difficult market conditions to prevail in the coming quarters. Thus, the Company is further pursuing the review of all of its business segments and will announce additional targeted actions before year-end, in order to ensure its long-term profitability and free cash flow availability.
FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements relating to trends in, or representing management’s beliefs about, Domtar’s future growth, results of operations, performance and business prospects and opportunities. These forward-looking statements are generally denoted by the use of words such as “anticipate”, “believe”, “expect”, “intend”, “aim”, “target”, “plan”, “continue”, “estimate”, “may”, “will”, “should” and similar expressions. These statements reflect management’s current beliefs and are based on information currently available to management.

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Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to known and unknown risks and uncertainties such as, but not limited to, general economic and business conditions, product selling prices, raw material and operating costs, changes in foreign currency exchange rates, the ability to integrate acquired businesses into existing operations, the ability to realize anticipated cost savings, the performance of manufacturing operations and other factors referenced herein and in Domtar’s continuous disclosure filings. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. Although the forward-looking statements are based upon what management believes to be reasonable estimates and assumptions, Domtar cannot ensure that actual results will not be materially different from those expressed or implied by these forward-looking statements. Domtar assumes no obligation to update or revise these forward-looking statements to reflect new events or circumstances. These risks, uncertainties and other factors include, among other things, those discussed under “Risk Factors” in Domtar’s Management’s Discussion and Analysis (MD&A).
THIRD QUARTER 2005
RESULTS WEBCAST

You are invited to listen to a live broadcast of the conference call with financial analysts that the Company will be holding today to present its third quarter 2005 results. It will take place at 4:00 p.m. (EDT) on the Domtar corporate website at: www.domtar.com.
     Domtar’s third quarter 2005 Management’s Discussion and Analysis (MD&A) is available on the Domtar corporate website at: www.domtar.com.

DOMTAR IS THE THIRD LARGEST PRODUCER OF UNCOATED FREESHEET PAPER IN NORTH AMERICA. IT IS ALSO A LEADING MANUFACTURER OF BUSINESS PAPERS, COMMERCIAL PRINTING AND PUBLICATION PAPERS, AND TECHNICAL AND SPECIALTY PAPERS. DOMTAR MANAGES ACCORDING TO INTERNATIONALLY RECOGNIZED STANDARDS 18 MILLION ACRES OF FORESTLAND IN CANADA AND THE UNITED STATES, AND PRODUCES LUMBER AND OTHER WOOD PRODUCTS. DOMTAR HAS 10,000 EMPLOYEES ACROSS NORTH AMERICA. THE COMPANY ALSO HAS A 50% INVESTMENT INTEREST IN NORAMPAC INC., THE LARGEST CANADIAN PRODUCER OF CONTAINERBOARD.

TICKER SYMBOL	SOURCE	INFORMATION
DTC (TSX,NYSE)	Daniel Buron	Christian Tardif
	Senior Vice-President and	Manager, Corporate and Financial
	Chief Financial Officer	Communications
	Tel.: (514) 848-5234	Tel.: (514) 848-5515
	Email: daniel.buron@domtar.com	Email: christian.tardif@domtar.com

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APPENDIX

NOTES TO THE SUMMARY OF RESULTS
NOTE I.

SPECIFIED ITEMS
In Domtar’s view, specified items are items that do not typify normal operating activities. The following table reconciles operating profit (loss), net earnings (loss) and net earnings (loss) per share, determined in accordance with GAAP*, to operating profit (loss), net earnings (loss) and net earnings (loss) per share excluding specified items.

Q3 2005				Q3 2004			Q2 2005
(In millions of Canadian dollars, unless otherwise noted)
						Net			Net
			Net loss per			earnings per			earnings
	Operating	Net	share (in	Operating	Net	share (in	Operating	Net	per share (in
	loss	loss	dollars)	profit	earnings	dollars)	profit	earnings	dollars)
As per GAAP*	(50)	(52)	(0.23)	66	29	0.13	31	2	0.01
Specified items:
Sales of property, plant and equipment (a)	—	—		(4)	(4)		(4)	(3)
Closure and restructuring costs (b)	15	10		—	—		10	6
Unrealized mark-to-market gains or losses (c)	3	2		3	2		(1)	(1)
Foreign exchange impact on long-term debt (d)	—	(4)		—	(4)		—	1
Insurance recoveries (e)	—	—		—	—		(3)	(2)
Refinancing expenses (f)	—	5		—	—		—	—

	18	13	0.06	(1)	(6)	(0.03)	2	1	—

Excluding specified items	(32)	(39)	(0.17)	65	23	0.10	33	3	0.01

*	Except for operating profit which is a non-GAAP measure. See note 2.
a)	Sales of property, plant and equipment
Domtar’s results include gains or losses on sales of property, plant and equipment. These gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

b)	Closure and restructuring costs Domtar’s results include closure and restructuring charges. These charges are presented under “Closure and restructuring costs” in the financial statements.

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c)	Unrealized mark-to-market gains or losses
Domtar’s results include unrealized mark-to-market gains or losses on commodity swap contracts and foreign exchange contracts not considered as hedges for accounting purposes. Such gains or losses are presented under “Selling, general and administrative” expenses in the financial statements.

d)	Foreign exchange impact on long-term debt
Domtar’s results include foreign exchange gains or losses on the translation of a portion of its long-term debt. Such gains or losses are presented under “Financing expenses” in the financial statements.

e)	Insurance recoveries Domtar’s results include insurance recoveries. These insurance recoveries are presented under “Selling, general and administrative” expenses in the financial statements.

f)	Refinancing expenses Domtar’s results include refinancing expenses. These refinancing expenses are presented under “Financing expenses” in the financial statements.
NOTE 2.

USE OF NON-GAAP MEASURES
Except where otherwise indicated, all financial information reflected herein is determined on the basis of Canadian GAAP.
     Operating profit (loss) is a non-GAAP measure that is calculated within Domtar’s financial statements. Domtar focuses on operating profit (loss) as this measure enables it to compare its results between periods without regard to debt service or income taxes.
     Operating profit (loss) excluding specified items, net earnings (loss) excluding specified items and net earnings (loss) per common share excluding specified items are non-GAAP measures. Measures excluding specified items are used in evaluating the Company’s performance between periods without regard to specified items that adversely or positively affected its GAAP measures.
     Free cash flow is a non-GAAP measure that is defined as the amount by which cash flows provided from operating activities, as determined in accordance with GAAP, exceed net additions to property, plant and equipment, as determined in accordance with GAAP. Free cash flow is used in evaluating the Company’s ability to service its debt and pay dividends to its shareholders.
     Net debt-to-total capitalization ratio is a non-GAAP measure that is calculated as long-term debt and bank indebtedness, net of cash and cash equivalents, to the sum of net debt and shareholders’ equity. Domtar’s management tracks this ratio on a regular basis in order to assess its debt position.
     The above non-GAAP measures have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies, and therefore should not be considered in isolation. Domtar believes that it would be useful for investors and other users to be aware of these measures so they can better assess the Company’s performance.

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